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                                    EXHIBITS

Exhibit 99.1 Press release issued September 12, 2002 in which the Registrant announced jointly with Donnelly Corporation that the purported class action lawsuit seeking to enjoin Magna's acquisition of Donnelly was withdrawn and dismissed with prejudice. The merger is subject to the satisfaction or waiver of a number of conditions, including clearance from the antitrust regulatory authorities in the European Union.








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                                                                    EXHIBIT 99.1


[LOGO]                                               [LOGO]

MAGNA INTERNATIONAL INC                              DONNELLY CORPORATION
337 Magna Drive                                      49 West Third Street
Aurora, Ontario L4G 7K1                              Holland, Michigan 49423
Tel. (905) 726-2462                                  Tel. (616) 786-7000
Fax  (905) 726-7164                                  Fax  (616) 786-6034


                               JOINT PRESS RELEASE

       SHAREHOLDER LAWSUIT AGAINST MAGNA ACQUISITION OF DONNELLY WITHDRAWN

SEPTEMBER 12, 2002--AURORA, ONTARIO, CANADA and HOLLAND, MICHIGAN . . . . . .
MAGNA INTERNATIONAL INC. (NYSE: MGA; TSX: MG.A; MG.B) and DONNELLY CORPORATION (NYSE: DON) announced today that the purported class action lawsuit seeking to enjoin Magna's acquisition of Donnelly was withdrawn by the plaintiff and dismissed with prejudice, without any amount paid by any of the defendants to the plaintiff and without any change in any of the terms or provisions of the merger agreement. Magna and Donnelly continue to expect the merger to close on October 1, 2002, following the special meeting of Donnelly shareholders to be held on September 30, 2002. The merger is subject to the satisfaction or waiver of a number of conditions, including clearance from the antitrust regulatory authorities in the European Union.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, powertrain and fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has over 65,000 employees in 176 manufacturing operations and 43 product development and engineering centres in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.
                                   --------------------

Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the "Best of the Best" suppliers of lighting systems, electronics systems and interior systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.
-----------------------

For further information: please contact Louis Tonelli at Magna at (905)726-7035 or Charles Pear at Donnelly at (616) 786-5712.

INVESTORS ARE URGED TO READ MAGNA'S AND DONNELLY'S PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION THAT IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM F-4 (NO. 33-96719) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROSPECTUS/PROXY STATEMENT WAS MAILED TO DONNELLY'S SHAREHOLDERS OF RECORD AS OF AUGUST 16, 2002; IN ADDITION, INVESTORS CAN GET THE DOCUMENT FOR FREE AT THE COMMISSION'S WEBSITE, http://www.sec.gov, AND FOR FREE FROM MAGNA AND DONNELLY.
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